JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd October 2003

03032812

03 OCT 21 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
2003 Interim Dividend

I enclose for your attention a notification dated 2nd October 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dw 10/28

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	10:10 2 Oct 2003
Number	4469Q

JARDINE MATHESON HOLDINGS LIMITED

2003 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2003 interim dividend of the above Company. The dividend will be paid on 15th October 2003.

2003 interim dividend per share:	US cents 7.80
GBP equivalent:	4.6744 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

2nd October 2003

www.jardines.com

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